Exhibit 99.1

Internet Gold Reports its Financial Results for
the First Quarter of 2016

- NIS 230 Million Dividend is Expected to be Received from B Communications on June 29, 2016 -

Ramat Gan, Israel – May 26, 2016 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the quarter ended March 31, 2016. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “Today's decision by B Communications' board of directors to declare a cash dividend of NIS 11.88 per share is great news for us. Upon receipt of the NIS 230 million dividend on June 29, 2016 our leverage level will decline significantly. We are very pleased with the results of our B Communications subsidiary and with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Dividend from B Communications: On May 25, 2016, B Communications' board of directors declared a cash dividend of NIS 355 million ($94 million), or NIS 11.88 ($3.15) per share. Internet Gold expects to receive its distributive share of approximately NIS 230 million ($61 million) on June 29, 2016.

Bezeq’s Results: For the first quarter of 2016, the Bezeq Group reported revenues of NIS 2.56 billion ($680 million) and operating profit of NIS 574 million ($152 million). Bezeq’s EBITDA for the first quarter totaled NIS 1.0 billion ($272 million), representing an EBITDA margin of 40%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 288 million ($76 million). Bezeq's cash flow from operating activities during the period totaled NIS 922 million ($245 million).

Cash and Debt Position: As of March 31, 2016, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 169 million ($45 million), its unconsolidated gross debt was NIS 933 million ($248 million) and its unconsolidated net debt was NIS 764 million ($203 million).

Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Short term liabilities	140	37	198	153
Long term liabilities	793	211	923	926
Total liabilities	933	248	1,121	1,079
Cash and cash equivalents	169	45	295	277
Net debt	764	203	826	802

(1)     Does not include the consolidated balance sheet of B Communications and its subsidiaries.

1

Sale of B Communications Shares: On January 14, 2016, the Company sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of B Communications’ issued and outstanding shares. The total proceeds from the sale amounted to approximately NIS 56 million ($15 million). As a result of the sale, the Company now holds approximately 65% of the outstanding shares of B Communications.

Equity Attributable to Shareholders: As of March 31, 2016 the total equity attributable to shareholders totaled NIS 364 million ($97 million). The significant increase in the equity attributable to shareholders resulted mainly from the sale of 4.2% of Bezeq’s outstanding shares by B Communications in February 2016, which generated a positive difference between the change in the carrying amount of non-controlling interests and the net consideration received by B Communications from the sale. In compliance with IFRS10 the difference was recognized directly in the equity of B Communications. Internet Gold’s equity was increased by its share in B Communications’ equity.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of its funds must be invested in investment-grade securities.

Internet Gold’s First Quarter Consolidated Financial Results:

Internet Gold's consolidated revenues for the first quarter of 2016 totaled NIS 2.6 billion ($680 million), a 17.7% increase compared to the NIS 2.2 billion reported in the first quarter of 2015. The increase resulted from the full consolidation of DBS Satellite Services (1998) Ltd. (referred to herein by its trade name YES) as of the second quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the first quarter of 2016 totaled NIS 472 million ($125 million), a 6.5% decrease compared to NIS 505 million reported in the first quarter of 2015.

Internet Gold's consolidated net income for the first quarter of 2016 totaled NIS 143 million ($38 million), a 52.6% decrease compared with NIS 302 million reported in the first quarter of 2015.

Internet Gold’s First Quarter Unconsolidated Financial Results:

As of March 31, 2016 Internet Gold held approximately 65% of the outstanding shares of B Communications. Internet Gold's interest in B Communications’ net loss for the first quarter of 2016 totaled NIS 15 million ($4 million), compared with its share in B Communications' net income of NIS 32 million in the first quarter of 2015.

Internet Gold’s unconsolidated net financial expenses for the first quarter of 2016 totaled NIS 15 million ($4 million) compared with NIS 3 million in the first quarter of 2015. These expenses consist of interest and CPI linkage expenses related to its publicly-traded debentures.

Internet Gold's loss attributable to shareholders for the first quarter of 2016 totaled NIS 32 million ($8 million) compared with net income attributable to its shareholders of NIS 28 million in the first quarter of 2015.

2

In millions
		Convenience
		translation
	Three-month	into	Three-month
	period ended	U.S. dollars	period ended	Year ended
	March 31,	(Note A)	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financial expenses, net	(15)	(4)	(3)	(60)
Income tax benefit	-	-	-	11
Operating expenses	(2)	-	(1)	(4)
Interest in BCOM's net income (loss)	(15)	(4)	32	140
Net income (loss)	(32)	(8)	28	87

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended March 31, 2016. For a full discussion of Bezeq’s results for the quarter ended March 31, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2016	Q1 2015	% change
	(NIS millions)
Revenues	2,559	2,174	17.7%
Operating profit	574	636	(9.7%)
EBITDA	1,023	953	7.3%
EBITDA margin	40.0%	43.8%
Net profit	288	463	(37.8%)
Diluted EPS (NIS)	0.10	0.17	(41.2%)
Cash flow from operating activities	922	961	(4.1%)
Payments for investments	345	368	(6.3%)
Free cash flow [1]	619	606	2.1%
Net debt/EBITDA (end of period) [2]	2.04	1.84

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the first quarter of 2016 were NIS 2.56 billion ($680 million) compared with NIS 2.17 billion in the corresponding quarter of 2015, an increase of 17.7%. The increase was due to the consolidation of NIS 439 million ($117 million) of YES revenues in the first quarter of 2016. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in the first quarter of 2016 were NIS 513 million ($136 million), compared with NIS 439 million in the corresponding quarter of 2015, an increase of 16.9%. The increase was mainly a result of the consolidation of NIS 61 million ($16 million) of YES salary expenses in the first quarter of 2016.

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Operating expenses of the Bezeq Group in the first quarter of 2016 were NIS 1.02 billion ($270 million), compared with NIS 799 million in the corresponding quarter of 2015, an increase of 27.4%. The increase was a result of the consolidation of NIS 245 million ($65 million) of YES operating expenses in the first quarter of 2016. The increase was partially offset by a decrease in operating expenses at Pelephone.

Depreciation and amortization expenses of the Bezeq Group in the first quarter of 2016 were NIS 449 million ($119 million) compared with NIS 317 million in the corresponding quarter of 2015, an increase of 41.6%. The increase was due to the consolidation of NIS 76 million ($20 million) of depreciation and amortization expenses of YES in the first quarter of 2016 and from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over YES.

The Bezeq Group had other operating expenses of NIS 5 million ($1 million) in the first quarter of 2016 compared with other income of NIS 17 million in the corresponding quarter of 2015. Other operating expenses in the first quarter of 2016 were impacted by the recording of a NIS 14 million ($4 million) expense for a collective labor agreement at Bezeq International.

Operating profit of the Bezeq Group in the first quarter of 2016 was NIS 574 million ($152 million) compared with NIS 636 million in the corresponding quarter of 2015, a decrease of 9.7%. EBITDA of the Bezeq Group in the first quarter of 2016 was NIS 1.02 billion (EBITDA margin of 40.0%) ($272 million) compared with NIS 953 million (EBITDA margin of 43.8%) in the corresponding quarter of 2015, an increase of 7.3%.

Financing expenses, net of the Bezeq Group in the first quarter of 2016 amounted to NIS 102 million ($27 million) compared with NIS 37 million in the corresponding quarter of 2015, an increase of 175.7%. The increase was due to an increase in financing expenses of Bezeq Fixed-Line and the consolidation of NIS 19 million of YES financing expenses in the first quarter of 2016, while financing income of NIS 21 million from shareholder loans to YES, which were recorded in the corresponding quarter of 2015 were not included in the first quarter of 2016 as a result of the consolidation of YES.

Tax expenses of the Bezeq Group in the first quarter of 2016 were NIS 183 million ($49 million) compared with NIS 152 million in the corresponding quarter of 2015, an increase of 20.4%. Tax expenses were impacted by the decrease in the Israeli corporate tax rate from 26.5% to 25% beginning January 1, 2016, which resulted the record of NIS 64 million ($17 million) deferred tax expenses as an update to its deferred tax asset.

Net profit attributable to Bezeq shareholders in the first quarter of 2016 was NIS 288 million ($76 million) compared with NIS 463 million in the corresponding quarter of 2015, a decrease of 37.8%.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2016 was NIS 922 million ($245 million) compared with NIS 961 million in the corresponding quarter of 2015, a decrease of 4.1%. The decrease was primarily due to lower operating cash flows at Pelephone, primarily as a result of changes in working capital, which were largely offset by the consolidation of NIS 158 million ($42 million) of cash flows from the operating activities of YES in the first quarter of 2016.

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Payments for investments (Capex) of the Bezeq Group in the first quarter of 2016 were NIS 345 million ($92 million) compared with NIS 368 million in the corresponding quarter of 2015, a decrease of 6.3%. The decrease in Bezeq Group investments was accomplished despite the consolidation of NIS 59 million of investments by YES.

Free cash flow of the Bezeq Group in the first quarter of 2016 was NIS 619 million ($164 million) compared with NIS 606 million in the corresponding quarter of 2015, an increase of 2.1%.

Net financial debt of the Bezeq Group was NIS 8.83 billion ($2.3 billion) as of March 31, 2016 compared with NIS 8.20 billion as of March 31, 2015. As of March 31, 2016, the Bezeq Group's net financial debt to EBITDA (last twelve months) ratio was 2.04, compared with 1.84 as of March 31, 2015.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of March 31, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of March 31, 2016 (NIS 3.766 = U.S. $1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Assets
Cash and cash equivalents	1,233	327	1,207	619
Restricted cash	715	190	17	155
Investments, including derivatives	1,524	405	3,750	1,774
Trade receivables, net	2,042	542	2,290	2,058
Other receivables	317	84	359	286
Inventory	123	33	87	115

Total current assets	5,954	1,581	7,710	5,007

Long-term trade and other receivables	662	176	542	674
Property, plant and equipment	7,171	1,904	7,365	7,197
Intangible assets	6,986	1,855	7,483	7,118
Deferred expenses and investments	568	151	696	643
Broadcasting rights	456	121	460	25
Investment in equity-accounted investee	23	6	29	456
Deferred tax assets	1,104	293	1,170	1,290

Total non-current assets	16,970	4,506	17,745	17,403

Total assets	22,924	6,087	25,455	22,410

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	March 31,	March 31,	March 31,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Liabilities
Bank loans and credit and debentures	2,380	632	2,231	2,219
Trade and other payables	1,921	510	2,119	1,717
Related party	206	55	898	233
Current tax liabilities	711	189	747	705
Provisions	88	23	84	100
Employee benefits	380	101	274	378
Total current liabilities	5,686	1,510	6,353	5,352

Bank loans and debentures	12,396	3,291	14,617	13,215
Employee benefits	238	63	238	240
Other liabilities	262	70	283	227
Provisions	46	12	69	46
Deferred tax liabilities	665	177	807	729
Total non-current liabilities	13,607	3,613	16,014	14,457

Total liabilities	19,293	5,123	22,367	19,809

Equity
Total equity attributable to equity holders of the Company	364	97	(150)	(93)
Non-controlling interests	3,267	867	3,238	2,694

Total equity	3,631	964	3,088	2,601

Total liabilities and equity	22,924	6,087	25,455	22,410

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

(In million except per share data)

	Three months period ended			Year ended
	March 31,			December 31,
		Convenience
		Translation into
		U.S. dollars
		(Note A)
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Revenues	2,559	680	2,174	9,985

Cost and expenses
Depreciation and amortization	545	145	439	2,131
Salaries	514	137	439	1,960
General and operating expenses	1,023	272	802	3,878
Other operating (income) expenses, net	5	1	(11)	3

	2,087	555	1,669	7,972

Operating income	472	125	505	2,013

Financing expenses, net	207	55	100	595

Income after financing expenses, net	265	70	405	1,418

Share in (income) losses of equity-accounted investee	1	*	(16)	(12)

Income before income tax	264	70	421	1,430

Income tax	121	32	119	347

Net income for the period	143	38	302	1,083

Income (loss) attributable to:
Owners of the Company	(32)	(8)	28	87
Non-controlling interests	175	46	274	996

Net income for the period	143	38	302	1,083

Earnings per share

Net income (loss), basic	(1.67)	(0.44)	1.44	3.97

Net income (loss), diluted	(1.67)	(0.44)	1.42	3.90

* Represents an amount less than US$1.

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Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)
	Three months ended March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Operating income	574	153	636
Depreciation and amortization	449	119	317

EBITDA	1,023	272	953

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)
	Three months ended March 31,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	922	245	961
Purchase of property, plant and equipment	(294)	(78)	(302)
Investment in intangible assets and deferred expenses	(51)	(14)	(66)
Proceeds from the sale of property, plant and equipment	42	11	13

Free cash flow	619	164	606

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

●	The Company’s financial statements as of March 31, 2016 and for the quarter then ended (which have not been reviewed), reflect that the Company had equity of NIS 364 million as of such date.

●	The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from April 1, 2016 until December 31, 2016, January 1, 2017 until December 31, 2017 and January 1, 2018 until March 31, 2018, described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

●	Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the periods covered by the projected cash flows report there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

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The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from April 1, 2016 until December 31, 2016	For the period from January 1, 2017 until December 31, 2017	For the period from January 1, 2018 until March 31, 2018
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	5	40	40

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (3)(4)	-	81	51
Cash provided by investing activities	-	81	51

Cash flows from financing activities:
Proceeds from increasing Series D Debentures	-	-	100
Cash provided by financing activities	-	-	100

Sources from Subsidiary:
Dividends from subsidiary (2,5)	230	97	-

Projected uses:
Cash flows from investing activities:
Investments in marketable securities (3)(4)	(167)	-	-
Cash provided by investing activities	(167)	-	-

Cash flows used in operating activities (6)	(3)	(4)	(1)

Cash flows from financing activities:
Repayments of debentures (7)	-	(128)	(128)
Interest payments (7)	(25)	(46)	(22)
Cash used in financing activities	(25)	(174)	(150)

Closing balance:
Cash and cash equivalents (1)	40	40	40

Assumptions and explanations pertaining to the above table:

(1)	Cash flows include the Company’s projected cash flows do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)	On May 26, 2016, B Communications' board of directors declared a cash dividend of NIS 355 million. The Company expects to receive its distributive share of approximately NIS 230 million on June 29, 2016.

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(3)	In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of April 1, 2016, the Company’s investments in marketable securities totaled NIS 164 million and by March 31, 2018 this balance is expected to be NIS 210 million.

As of March 31, 2016, cash, cash equivalents and current investments in marketable securities totaled NIS 169 million. These liquid balances can be converted to cash in a short period of time and are a source for debt service.

(4)	For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 2% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.	In 2015 and in 2014 the Company generated yields of 0.9% and 2.4%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.	The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Annual Yield / Period	5%	-2%
1 – nine month profit (loss)	9	(4)
2 – annual profit (loss)	15	(6)
3 – three month profit (loss)	3	(1)

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(5)	Assumption of the receipt of dividends from B Communications during the period covered by the projected cash flows statement is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 505 million by March 31, 2018. This assumption is based on market forecasts of the estimated net profits of Bezeq and on management’s estimation of B Communications’ anticipated retained earnings during the projected periods. These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA") that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq and the decrease in the B Communications’ ownership interest in Bezeq to 26.34% in February 2016. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until March 31, 2016, B Communications has amortized approximately 72% of the total Bezeq PPA.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will continue to distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ dividend distributions in December 2013, June 2015, September 2015 and December 2015 and the dividend distribution that will be paid in June 2016. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it has historically acted and that it will distribute most of its retained earnings balance, so long as it will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(6)	The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

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(7)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures and an assumed 1% annual increase in the Consumer Price Index in 2016, 2017 and in 2018.

The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.	All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. Examples of this ability to sell shares of B Communications are the sale of to Norisha Holdings Ltd.in 2013 and the sale of 575,000 shares in private transactions with institutional investors in January 2016.

B.	The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

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